Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

BUSINESS UPDATE

This is a voluntary announcement made by Graphex Group Limited (the “Company”, together with its subsidiaries, the “Group”).

Reference is made to the Company’s announcement dated 19 July 2023 (the “Announcement”) relating to the entering into of the Cooperation Agreement between the Company and the Nanshu Town Government regarding the Graphite Anode Material Project (the “Project”). Unless the context requires otherwise, capitalised terms used herein shall have the same meanings as those defined in the Announcement.

The Board wishes to inform Shareholders and potential investors of the Company that Graphex (Shandong) New Energy Technologies Limited (烯石(山東)新能源科技有限公司) (the “Project Company”), being an indirect wholly-owned subsidiary of the Company established for the purpose of operating the Project in Nanshu Town, has on 26 October 2023 received a letter of intent (“LOI”) issued by one of the four major banks of the PRC (the “Bank”) to the Project Company, whereby the Bank has indicated an intention of providing banking facilities of Renminbi 400 million to the Project Company for the Project (the “Proposed Loan”). The LOI is non-legally binding and the granting of the Proposed Loan is subject to, amongst other things, the Bank’s further evaluation on the Proposed Loan, finalization of the terms and conditions of the Proposed Loan and compliance with the relevant banking and other laws and regulations of the PRC.

The Company will have sufficient funding to build and implement phase 1 of the Project if successfully secure the Proposed Loan. Phase 1 of the Project involves a production facility of 20,000 metric tons of natural graphite anode material which will increase the Group’s production capacity of natural graphite anode material by 2 times to 30,000 metric tons per year. The Project is comprised of 3 phases and a total of 100,000 metric tons of natural graphite anode material production capacity. The Company intends to complete phase 1 of the Project by Q3 2024, phase 2 within 2025, and phase 3 before 2030.

The Company will make further announcements to keep Shareholders and potential investors of the Company abreast of the progress and development of the Project and/or the Proposed Loan as and when necessary and in compliance with the Listing Rules.

WARNING

As the granting of the Proposed Loan by the Bank to the Project Company may or may not be materialized, Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Shares.

By Order of the Board
Graphex Group Limited Lau Hing Tat Patrick
Chairman

Hong Kong, 30 October 2023

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

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